AMERCIAN FINANCIAL GROUP, INC. AND SUBSIDIARIES
EXHIBIT 12 — COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Year ended December 31,
	2011	2010	2009	2008	2007

Operating earnings before income taxes	$560	$689	$812	$316	$639
Undistributed equity in losses of investees	1	3	2	2	2
Losses of managed investment entities attributable to noncontrolling interest	24	64	—	—	—
Fixed charges:
Interest on annuities	510	444	435	418	372
Interest expense	85	78	67	70	71
Debt discount and expense	2	2	1	2	2
Portion of rentals representing interest	18	14	13	13	12

EARNINGS	$1,200	$1,294	$1,330	$821	$1,098

Fixed charges:
Interest on annuities	$510	$444	$435	$418	$372
Interest expense	85	78	67	70	71
Debt discount and expense	2	2	1	2	2
Portion of rentals representing interest	18	14	13	13	12

FIXED CHARGES	$615	$538	$516	$503	$457

Ratio of Earnings to Fixed Charges	1.95	2.41	2.58	1.63	2.40

Earnings in Excess of Fixed Charges	$585	$756	$814	$318	$641